

December 13, 2013

<u>Via E-mail</u>
Jan F. Salit
Chief Executive Officer and President
PMC Commercial Trust
17950 Preston Road
Suite 600
Dallas, TX 75252

> **Re:** **PMC Commercial Trust**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 20, 2013**
> **File No. 333-190934**

Dear Mr. Salit:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 of our letter dated November 1, 2013, including your reference to your Declaration of Trust. Please file a copy of your Declaration of Trust.

2. Please tell us whether CIM shareholders have approved this transaction, and, if applicable, how such approval was obtained. We may have further comment.

Estimated Transaction Fees, page 19

3.   We note footnote (1) on page 19. Please revise to briefly explain what you mean by "non-fee transaction costs."

Markets Overview, page 143

4.   We note your revised disclosure stating that you cannot assure the accuracy or completeness of the data prepared by REIS and STR or other sources. This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.

Note 10: Commitments and Contingencies, page F-38

5.   Please revise your disclosure related to the class action lawsuit to provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please see ASC 450-20-50 for reference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: John B. McKnight, Esq. (*via e-mail*)